UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 19, 2015

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated February 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: February 19, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS REPORTS

FOURTH QUARTER AND ANNUAL 2014 RESULTS

Highlights

•	Generated distributable cash flow of $69.0 million in the fourth quarter of 2014, an increase of nine percent from the same period of the previous year.

•	Declared fourth quarter 2014 cash distribution of $0.70 per unit, an increase of 1.2 percent from the previous quarter.

•	In December 2014, secured new time-charter contracts with Shell for five LNG carrier newbuildings.

•	In December 2014 and February 2015, ordered four LNG carrier newbuildings and received options to order up to four additional LNG carriers.

•	In November 2014, completed the acquisition and charter back of one LPG carrier with Skaugen.

•	In January 2015, the Exmar LPG joint venture took delivery of the fourth of its 12 LPG carrier newbuildings.

•	Total liquidity of approximately $295 million as at December 31, 2014.

Hamilton, Bermuda, February 19, 2015 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended December 31, 2014. During the fourth quarter of 2014, the Partnership generated distributable cash flow(1) of $69.0 million, compared to $63.4 million in the same quarter of the previous year. The increase in distributable cash flow was primarily due to the acquisition from and bareboat chartering back to I.M. Skaugen SE (Skaugen) of a liquefied petroleum gas (LPG) carrier, the Norgas Napa, in November 2014, the acquisition of the second liquefied natural gas (LNG) carrier from Awilco LNG ASA (Awilco) in November 2013 and an increase in charter rates for the Partnership’s two Suezmax tankers, Bermuda Spirit and Hamilton Spirit, which reverted back to their original rates in October 2014. These increases were partially offset by the sale of three 2000- and 2001-built conventional tankers, net of related restructuring charges, between December 2013 and August 2014.

On January 2, 2015, the Partnership declared a cash distribution of $0.70 per unit for the quarter ended December 31, 2014, an increase of 1.2 percent from the previous quarter. The cash distribution was paid on February 13, 2015 to all unitholders of record on January 15, 2015.

“We believe the Partnership’s new five-vessel time-charter agreement secured with Shell in December 2014 validates our strategy of pre-ordering optimally sized MEGI LNG carriers to meet the anticipated fundamentals-driven demand for modern fuel-efficient vessels in the global LNG market,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “The delivery of these newbuilding LNG carriers between the second half of 2017 and into 2018 will provide the partnership with a stable source of future distributable cash flow growth and additional diversification for the Partnership’s strong fee-based contract portfolio which, including our proportionate share of equity accounted investments, is currently expected to generate approximately $11.3 billion of forward revenues.”

“The Partnership also continues to successfully pursue on-the-water growth opportunities that will allow us to provide additional near-term accretion ahead of the scheduled deliveries of our MEGI LNG newbuilding fleet,” Mr. Evensen continued. “A recent example was our accretive acquisition and charter-back of an LPG carrier with Skaugen in November, which enabled us to increase the Partnership’s fourth quarter distribution by 1.2 percent to $0.70 per unit.”

“Despite the current volatility in the global energy markets,” Mr. Evensen added, “the fundamentals for LNG shipping remain strong with a current estimated requirement for over 110 standard size LNG carriers above the existing orderbook by 2020. With a solid operating track record, a steadily expanding fleet of modern fuel-efficient vessels, and a strong financial foundation, we believe Teekay LNG is well-positioned for steady long-term growth.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Recent Transactions

LNG Charters with Shell for Five LNG Newbuildings

In early-December 2014, Teekay LNG secured time-charter contracts with a wholly-owned subsidiary of Royal Dutch Shell plc (Shell) for five newbuilding LNG carriers. Upon delivery of the vessels between the second half of 2017 and into 2018, the vessels will operate as part of Shell’s global LNG fleet under time-charters ranging in duration from six to eight years, plus extension options.

In connection with signing the new charters, the Partnership exercised its remaining options with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for the construction of three additional 173,400 cubic meter (cbm) LNG carrier newbuildings for an aggregate fully built-up cost of approximately $630 million. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are designed to be significantly more fuel-efficient and have lower emission levels than engines currently used in LNG shipping. The new contracts with Shell will be serviced by two of the Partnership’s three existing MEGI LNG carrier newbuildings under construction that were previously unchartered, and the three MEGI LNG carrier newbuildings ordered in early-December 2014.

LNG Carrier Newbuilding Order with Options

In early-February 2015, Teekay LNG entered into an agreement with DSME for the construction of one additional 173,400 cbm MEGI LNG carrier newbuilding, for a total fully built-up cost of approximately $220 million, with options to order up to four additional vessels. The Partnership intends to secure long-term contract employment for the ordered vessel prior to its scheduled delivery in the fourth quarter of 2018.

LPG Carrier Acquisition and Bareboat Charter-Back

In mid-November 2014, Teekay LNG completed the acquisition of a 2003-built 10,200 cbm LPG carrier, the Norgas Napa, from Skaugen for approximately $27 million. Upon delivery, Skaugen bareboat-chartered the vessel back for a period of five-years at a fixed rate plus a profit share component based on actual earnings of the vessel. The acquired vessel is trading in Skaugen’s Norgas pool.

Other Committed Growth Projects

LNG Carriers

Cheniere MEGI LNG Carrier Newbuildings

In December 2012, Teekay LNG entered into an agreement with DSME of South Korea for the construction of two 173,400 cbm MEGI LNG carrier newbuildings for an aggregate fully built-up cost of approximately $420 million. In June 2013, the Partnership was awarded two five-year time-charter contracts with Cheniere Marketing LLC (Cheniere) for these vessels. Upon delivery in the first half of 2016, the vessels will each commence five-year charters with Cheniere exporting LNG primarily from Cheniere’s Sabine Pass LNG liquefaction facility in Louisiana.

Six Icebreaker LNG Carrier Newbuildings

In July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG Shipping (Holdings) Limited (China LNG), finalized agreements to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project in Northern Russia. The Yamal LNG project, located on the Yamal Peninsula, is a joint venture between Novatek OAO, Total SA and China National Petroleum Corporation, and will consist of three LNG trains with a total capacity of 16.5 million metric tonnes per annum, currently scheduled to start-up in early-2018. The LNG is expected to be transported from Northern Russia to Europe and Asia. The Yamal LNG joint venture has publicly indicated that nearly all of the expected LNG production output of the project has already been agreed to be purchased by affiliates of the Yamal LNG project sponsors and other third parties.

The joint venture between the Teekay LNG and China LNG will provide to the Yamal LNG project six 172,000 cbm ARC7 LNG carrier newbuildings to be constructed by DSME for an aggregate fully built-up cost of approximately $2.1 billion. Each vessel will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse direction. The six vessels, which are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020, will operate under time-charter contracts until December 31, 2045, plus extension options.

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Four LNG Carrier Newbuildings for BG

In June 2014, Teekay LNG acquired from BG Group (BG) its ownership interests in four 174,000 cbm Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an aggregate estimated fully built-up cost of approximately $1.0 billion. The vessels, which are scheduled to deliver between September 2017 and January 2019, will each operate under time-charter contracts with BG for initial periods of 20 years, plus extension options.

Through this transaction, the Partnership acquired a 30 percent ownership interest in the first two LNG carrier newbuildings, with the balance of ownership held by CETS Investment Management (HK) Co. Ltd (CETS) (an affiliate of China National Offshore Oil Corporation (CNOOC)) and China LNG, and a 20 percent ownership interest in the second two LNG carrier newbuildings, with the balance of ownership held by CETS, China LNG and BW Group.

LPG Carriers

Exmar LPG Carrier Newbuildings

Exmar LPG BVBA, the Partnership’s 50/50 LPG joint venture with Belgium-based Exmar NV, currently has eight mid-size gas carrier newbuildings under construction, which are scheduled to deliver between the third quarter of 2015 and the first quarter of 2018, for an aggregate cost of approximately $350 million, of which the Partnership’s 50 percent portion is approximately $175 million.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $45.6 million for the quarter ended December 31, 2014, compared to $46.2 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $12.6 million and increasing net income by $1.3 million for the three months ended December 31, 2014 and 2013, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange, as detailed in Appendix A to this release. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $33.0 million and $47.5 million for the three months ended December 31, 2014 and 2013, respectively.

For the year ended December 31, 2014, the Partnership reported adjusted net income attributable to the partners(1) of $176.7 million, compared to $175.0 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $28.8 million and $26.3 million for the years ended December 31, 2014 and 2013, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $205.4 million and $201.2 million for the years ended December 31, 2014 and 2013, respectively.

Adjusted net income attributable to the partners for the three months ended December 31, 2014 decreased slightly from the same period in the prior year, mainly due to the sales of three 2000- and 2001-built conventional tankers, Tenerife Spirit, Algeciras Spirit, and Huelva Spirit between December 2013 and August 2014, the effect of which was partially offset by the acquisitions of one LPG carrier, the Norgas Napa, and the second LNG carrier from Awilco in November 2014 and November 2013, respectively.

Adjusted net income attributable to the partners for the year ended December 31, 2014 increased from the prior year, mainly due to the acquisition of the Exmar LPG BVBA joint venture in February 2013, the acquisitions of one LPG carrier from Skaugen, the Norgas Napa in November 2014, and two LNG carriers from Awilco in late-2013 which were partially offset by the sales of three 2000- and 2001-built conventional tankers between December 2013 and August 2014.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 2, 3 and 4 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended December 31, 2014			Three Months Ended December 31, 2013 (unaudited)
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	78,173	20,793	98,966	77,166	26,823	103,989
Vessel operating expenses	(15,368)	(8,326)	(23,694)	(14,106)	(11,058)	(25,164)
Depreciation and amortization	(17,973)	(5,205)	(23,178)	(17,916)	(6,229)	(24,145)

CFVO from consolidated vessels(ii)	62,723	11,326	74,049	63,246	10,964	74,210
CFVO from equity accounted vessels(iii)	50,947	—	50,947	52,626	—	52,626
Total CFVO(ii)(iii)	113,670	11,326	124,996	115,872	10,964	126,836

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) loan loss recovery, and includes (d) adjustments for direct financing lease, realized gains or losses on the Toledo Spirit derivative contract and recognizing the revenue for two Suezmax tankers to a cash basis. CFVO is included because certain investors use this measure to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended December 31, 2014 and 2013 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures with Exmar NV, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers (the Malt LNG Carriers); the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent in two LNG carrier newbuildings for BG; the Partnership’s 50 percent interest in six LNG newbuildings in the joint venture between the Partnership and China LNG; and the Partnership’s 50 percent interest in Exmar LPG BVBA, which currently owns and charters-in 24 vessels in the LPG carrier segment, including eight newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, remained relatively consistent at $62.7 million in the fourth quarter of 2014 compared to $63.2 million in the same quarter of the prior year. Higher crew training expenses incurred for two of the Partnership’s LNG carrier newbuildings in preparation for the scheduled deliveries of the vessels in 2016 and higher advisory fees related to the termination of the capital leases for three LNG carriers (RasGas II LNG Carriers) which are owned by Teekay Nakilat Corporation, a joint venture (Teekay Nakilat Joint Venture) in which the Partnership has a 70 percent ownership interest, were partially offset by the acquisition of the Norgas Napa LPG carrier from Skaugen and the second LNG carrier from Awilco in November 2014 and November 2013, respectively.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment decreased to $50.9 million in the fourth quarter of 2014 from $52.6 million in the same quarter of the prior year. The decrease was primarily due to seven days of unscheduled off-hire for engine repairs on one of the MALT LNG Carriers and the sale of four older LPG carriers from the Exmar LPG BVBA joint venture during 2014, partially offset by the delivery of three newbuilding LPG carriers between April and September 2014.

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Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment remained relatively consistent at $11.3 million in the fourth quarter of 2014 compared to $11.0 million in the same quarter of the prior year. The increase in charter rates for the Partnership’s two Suezmax tankers, Bermuda Spirit and Hamilton Spirit, which reverted back to their original rates in October 2014 under an existing agreement, were partially offset by the sale of three 2000- and 2001-built conventional tankers, Tenerife Spirit, Algeciras Spirit, and Huelva Spirit, between December 2013 and August 2014.

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of February 19, 2015:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		19	(i)	48
LPG/Multigas Carrier Fleet	18	(ii)	4	(iii)	8	(iii)	30
Conventional Tanker Fleet	8		—		—		8

Total	55		4		27		86

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. During the fourth quarter of 2014, the Partnership sold an aggregate of 1,210,463 common units under the COP, generating net proceeds of approximately $48.4 million. Since initiation of the program, the Partnership has sold an aggregate of 1,334,534 common units under the COP, generating net proceeds of approximately $53.4 million (including the general partner’s 2 percent contribution and net of offering costs).

In December 2014, the Partnership terminated the capital lease on the RasGas II LNG Carriers and refinanced the vessels with a new long-term debt facility at attractive terms. As a result, the Partnership reduced its restricted cash balance by $467 million, as the Partnership had been required to maintain restricted cash under the capital leases to cover future capital lease payments, and removed a capital lease obligation balance of $473 million. The termination of these capital leases added approximately $95 million to the Partnership’s liquidity position and will reduce future interest payments as the new long-term debt facility has a lower interest rate.

As of December 31, 2014, the Partnership had total liquidity of $295.2 million (comprised of $159.6 million in cash and cash equivalents and $135.6 million in undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Friday, February 20, 2015 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8950 or (416) 260-0113, if outside North America, and quoting conference ID code 8718893.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Fourth Quarter and Fiscal Year 2014 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, March 6, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8718893.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 48 LNG carriers (including one LNG regasification unit and 19 newbuildings), 30 LPG/Multigas carriers (including four in-chartered LPG carriers and eight newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE:TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	99,339	100,776	104,858	402,928	399,276

Voyage expenses	(373)	(448)	(869)	(3,321)	(2,857)
Vessel operating expenses	(23,694)	(23,538)	(25,164)	(95,808)	(99,949)
Depreciation and amortization	(23,178)	(23,309)	(24,145)	(94,127)	(97,884)
General and administrative	(5,619)	(5,579)	(5,438)	(23,860)	(20,444)
Loan loss recovery	—	—	3,804	—	—
Restructuring charge(1)	242	(2,231)	(1,786)	(1,989)	(1,786)

Income from vessel operations	46,717	45,671	51,260	183,823	176,356

Equity income(2)	23,471	38,710	28,602	115,478	123,282
Interest expense	(15,768)	(14,747)	(15,775)	(60,414)	(55,703)
Interest income	302	1,530	1,019	3,052	2,972
Realized and unrealized (loss) gain on derivative instruments(3)	(23,114)	2,288	(5,238)	(44,682)	(14,000)
Foreign exchange gain (loss)(4)	5,769	23,477	(5,188)	28,401	(15,832)
Other income	200	210	214	836	1,396

Net income before tax expense	37,577	97,139	54,894	226,494	218,471
Income tax expense	(6,427)	(370)	(2,722)	(7,567)	(5,156)

Net income	31,150	96,769	52,172	218,927	213,315

Other comprehensive income (loss):
Unrealized (loss) gain on qualifying cash flow hedging instrument in equity accounted joint ventures net of amounts reclassified to equity income, net of tax	(801)	549	1,680	(1,534)	131

Comprehensive income	30,349	97,318	53,852	217,393	213,446

Non-controlling interest in net income	(1,806)	6,182	4,644	13,489	12,073
General Partner’s interest in net income	8,035	8,469	7,338	31,187	25,365
Limited partners’ interest in net income	24,921	82,118	40,190	174,251	175,877
Weighted-average number of common units outstanding:
• Basic	77,470,251	76,731,913	73,971,294	75,664,435	70,965,496
• Diluted	77,514,907	76,776,175	73,995,463	75,756,324	70,996,869
Total number of units outstanding at end of period	78,353,354	77,302,891	74,196,294	78,353,354	74,196,294

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(1)	Restructuring charge primarily relates to seafarer severance payments upon the sale of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit, conventional tankers in 2014 and 2013.

(2)	Equity income includes unrealized gains/losses on non-designated derivative instruments and gains on sale of vessels as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Equity income	23,471	38,710	28,602	115,478	123,282
Proportionate share of unrealized losses (gains) on non-designated derivative instruments	1,257	(4,852)	(5,798)	(1,563)	(26,432)
Proportionate share of ineffective portion of hedge accounted interest rate swap	—	—	514	—	514
Proportionate share of gains on sale of vessels	—	(8,117)	—	(16,923)	—

Equity income excluding unrealized gains/losses on designated and non-designated derivative instruments and gains on sale of vessels	24,728	25,741	23,318	96,992	97,364

(3)

The realized (losses) gains relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Realized (losses) gains relating to:
Interest rate swaps	(10,050)	(10,092)	(9,535)	(39,406)	(38,089)
Interest rate swap agreements termination	(2,319)	—	—	(2,319)	—
Toledo Spirit time-charter derivative contract	(637)	—	641	(861)	1,521

	(13,006)	(10,092)	(8,894)	(42,586)	(36,568)

Unrealized (losses) gains relating to:
Interest rate swaps	(8,308)	13,880	2,556	4,204	18,868
Toledo Spirit time-charter derivative contract	(1,800)	(1,500)	1,100	(6,300)	3,700

	(10,108)	12,380	3,656	(2,096)	22,568

Total realized and unrealized (losses) gains on derivative instruments	(23,114)	2,288	(5,238)	(44,682)	(14,000)

(4)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income and comprehensive income.

Foreign exchange gain (loss) includes realized (losses) gains relating to the amounts the Partnership (paid) received to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and September 2013 that mature in 2017 and 2018, respectively. Foreign exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Realized losses on cross-currency swaps	(1,124)	(458)	(216)	(2,222)	(338)
Unrealized losses on cross-currency swaps	(37,976)	(9,974)	(2,832)	(51,762)	(15,404)
Unrealized gains on revaluation of NOK bonds	34,277	11,896	2,512	48,827	12,257

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at December 31, 2014	As at September 30, 2014	As at December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	159,639	97,455	139,481
Restricted cash – current	3,000	—	—
Accounts receivable	11,265	20,640	19,844
Prepaid expenses	3,975	4,542	5,756
Current portion of derivative assets	—	17,117	18,444
Current portion of net investments in direct financing leases	15,837	18,489	16,441
Current portion of advances to joint venture partner	—	—	14,364
Advances to affiliates	11,942	21,263	6,634

Total current assets	205,658	179,506	220,964

Restricted cash – long-term	42,997	497,866	497,298
Vessels and equipment
At cost, less accumulated depreciation	1,659,807	1,221,367	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation	91,776	498,837	571,692
Advances on newbuilding contracts	237,647	139,015	97,207

Total vessels and equipment	1,989,230	1,859,219	1,922,662

Investment in and advances to equity accounted joint ventures	891,478	877,315	671,789
Net investments in direct financing leases	666,658	671,618	683,254
Other assets	44,679	47,513	28,284
Derivative assets	441	105,440	62,867
Intangible assets – net	87,646	89,860	96,845
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	3,964,418	4,363,968	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	643	2,905	1,741
Accrued liabilities	39,037	43,670	45,796
Unearned revenue	16,565	11,919	14,342
Current portion of long-term debt	157,235	145,708	97,114
Current obligations under capital lease	4,422	64,637	31,668
Current portion of in-process contracts	4,736	3,116	1,113
Current portion of derivative liabilities	57,678	78,018	76,980
Advances from affiliates	43,205	48,610	19,270

Total current liabilities	323,521	398,583	288,024

Long-term debt	1,766,889	1,601,407	1,680,393
Long-term obligations under capital lease	59,128	473,370	566,661
Long-term unearned revenue	33,938	35,315	36,689
Other long-term liabilities	74,734	71,547	69,480
In-process contracts	32,660	34,375	3,660
Derivative liabilities	126,177	179,869	130,903

Total liabilities	2,417,047	2,794,466	2,775,810

Equity
Limited partners	1,482,647	1,470,415	1,338,133
General Partner	56,508	55,505	52,526
Accumulated other comprehensive (loss) income	(1,403)	(602)	131

Partners’ equity	1,537,752	1,525,318	1,390,790
Non-controlling interest (1)	9,619	44,184	52,994

Total equity	1,547,371	1,569,502	1,443,784

Total liabilities and total equity	3,964,418	4,363,968	4,219,594

(1)

Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), the Excalibur joint venture (which owns one LNG carrier), six LPG/Multigas carriers that are chartered out to Skaugen, and two LNG carriers chartered out to Awilco, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended
	December 31, 2014 $	December 31, 2013 $
Cash and cash equivalents provided by (used for) OPERATING ACTIVITIES
Net income	218,927	213,315
Non-cash items:
Unrealized loss (gain) on derivative instruments	2,096	(22,568)
Depreciation and amortization	94,127	97,884
Unrealized foreign currency exchange (gain) loss	(34,079)	16,019
Equity income, net of dividends received of $11,005 (2013 – $13,738)	(104,473)	(109,544)
Amortization of deferred debt issuance costs and other	9,148	5,551
Change in operating assets and liabilities	18,822	10,078
Expenditures for dry docking	(13,471)	(27,203)

Net operating cash flow	191,097	183,532

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	944,123	719,300
Scheduled repayments of long-term debt	(100,804)	(86,609)
Prepayments of long-term debt	(608,501)	(270,000)
Debt issuance costs	(6,431)	(3,362)
Scheduled repayments and prepayments of capital lease obligations	(479,115)	(10,315)
Proceeds from equity offering, net of offering costs	182,139	190,520
Repayments (advances) from/to equity accounted joint ventures	631	(16,822)
Decrease in restricted cash	448,914	27,761
Cash distributions paid	(240,525)	(215,416)
Novation of derivative liabilities	2,985	—
Dividends paid to non-controlling interest	(42,716)	(373)

Net financing cash flow	100,700	334,684

INVESTING ACTIVITIES
Purchase of and additional capital contributions in equity accounted investments	(100,200)	(135,790)
Receipts from direct financing leases	17,200	11,641
Expenditures for vessels and equipment	(188,855)	(368,163)
Other	216	—

Net investing cash flow	(271,639)	(492,312)

Increase in cash and cash equivalents	20,158	25,904
Cash and cash equivalents, beginning of the year	139,481	113,577

Cash and cash equivalents, end of the year	159,639	139,481

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	31,150	52,172	218,927	213,315
Less:
Net loss (income) attributable to non-controlling interest	1,806	(4,644)	(13,489)	(12,073)

Net income attributable to the partners	32,956	47,528	205,438	201,242
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gains) losses(1)	(7,066)	4,866	(31,048)	15,674
Unrealized losses (gains) from derivative instruments(2)	10,108	(3,656)	2,096	(22,568)
Unrealized losses (gains) from non-designated derivative instruments and net gain on vessel sales from equity accounted investees(3)	1,257	(5,284)	(18,486)	(25,918)
Loan loss provision(4)	—	(3,804)	—	—
RasGas II lease termination costs(5)	4,303	—	4,303	—
Interest rate swaps cancelation costs(6)	2,319	—	2,319	—
Restructuring (recovery) charge(7)	(242)	1,786	1,989	1,786
Income tax expense(8)	6,356	3,050	6,356	3,050
Non-controlling interests’ share of items above(9)	(4,397)	1,738	3,716	1,689

Total adjustments	12,638	(1,304)	(28,755)	(26,287)

Adjusted net income attributable to the partners	45,594	46,224	176,683	174,955

(1)

Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized gains/losses relating to the cross currency swaps for the NOK bonds.

(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)

Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. Also reflects the Partnership’s proportionate share of a net gain of $16.9 million on the sale of vessels from the Exmar LPG BVBA joint venture during the year ended December 31, 2014. See note 2 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(4)

The loan loss provision relates to an advance to Teekay BLT Corporation (a joint venture which owns two LNG carriers) that was assessed as having a low likelihood of collection in September 2013. However, this provision was subsequently reversed in December 2013 as a settlement was reached and the full amount was received in February 2014.

(5)

Amount for the three months and year ended December 31, 2014 relates to advisory fees incurred in relation to the termination of the capital lease in the Teekay Nakilat Joint Venture and the write-off of the remaining deferred debt issuance costs associated with the original long-term debt facility that was refinanced in December 2014 in the Teekay Nakilat Joint Venture.

(6)

Interest rate swaps cancelation costs relate to the settlement costs associated with terminating the interest rate swaps in the Teekay Nakilat Joint Venture related to restricted cash, capital lease, and debt upon termination of its capital lease obligations and related refinancing.

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(7)	Restructuring charge primarily relates to seafarer severance payments upon sale of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit conventional tankers in 2013 and 2014.
(8)

Amount for the three months and year ended December 31, 2014 reflects the additional tax expense in relation to the termination of the capital lease in the Teekay Nakilat Joint Venture. Amount for the three months and year ended December 31, 2013 reflects an annual adjustment to the Partnership’s valuation allowance for its deferred tax assets.

(9)

Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, loan loss recoveries, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	(unaudited)	(unaudited)
Net income:	31,150	52,172
Add:
Depreciation and amortization	23,178	24,145
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance and capital expenditures(1)	30,683	29,288
Unrealized loss (gain) on derivatives and other non-cash items	19,817	(6,689)
Direct finance lease payments received in excess of revenue recognized	4,560	3,950
Distributions relating to equity financing of newbuildings	3,869	1,261
Deferred income tax	2,356	3,050
Less:
Loan loss recovery	—	(3,804)
Unrealized foreign exchange (gain) loss	(7,066)	4,866
Estimated maintenance capital expenditures	(12,021)	(11,626)
Equity income	(23,471)	(28,602)

Distributable Cash Flow before Non-controlling interest	73,055	68,011
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,015)	(4,625)

Distributable Cash Flow	69,040	63,386

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures for the three months ended December 31, 2014 and 2013 were $6.8 million and $8.7 million, respectively. The decrease in estimated maintenance capital expenditures is due to the sales of four older LPG carriers in 2014 in the Exmar LPG BVBA joint venture.

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	78,173	21,166	99,339
Voyage expenses	—	(373)	(373)

Net voyage revenues	78,173	20,793	98,966

	Three Months Ended December 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	77,166	27,692	104,858
Voyage expenses	—	(869)	(869)

Net voyage revenues	77,166	26,823	103,989

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	78,173	20,793	98,966
Vessel operating expenses	(15,368)	(8,326)	(23,694)
Depreciation and amortization	(17,973)	(5,205)	(23,178)
General and administrative	(4,642)	(977)	(5,619)
Restructuring recovery	—	242	242

Income from vessel operations	40,190	6,527	46,717

	Three Months Ended December 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	77,166	26,823	103,989
Vessel operating expenses	(14,106)	(11,058)	(25,164)
Depreciation and amortization	(17,916)	(6,229)	(24,145)
General and administrative	(3,764)	(1,674)	(5,438)
Loan loss recovery	3,804	—	3,804
Restructuring charge	—	(1,786)	(1,786)

Income from vessel operations	45,184	6,076	51,260

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) loan loss recovery, and includes (d) adjustments for direct financing leases, realized gains or losses on the Toledo Spirit derivative contract, and recognizing the revenue for two Suezmax tankers to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco in September and November 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	40,190	6,527	46,717
Depreciation and amortization	17,973	5,205	23,178
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,560	—	4,560
Realized loss on Toledo Spirit derivative contract	—	(637)	(637)
Cash flow adjustment for two Suezmax tankers(1)	—	509	509

Cash flow from vessel operations from consolidated vessels	62,723	11,326	74,049

	Three Months Ended December 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	45,184	6,076	51,260
Depreciation and amortization	17,916	6,229	24,145
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	3,950	—	3,950
Loan loss recovery(2)	(3,804)	—	(3,804)
Realized gain on Toledo Spirit derivative contract	—	641	641
Cash flow adjustment for two Suezmax tankers(1)	—	(1,704)	(1,704)

Cash flow from vessel operations from consolidated vessels	63,246	10,964	74,210

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

(2)

The loan loss provision relates to an advance made by the Partnership to the Teekay Tangguh Joint Venture that was assessed as having a low likelihood of collection in September 2013. However, this provision was subsequently reversed in December 2013 as a settlement was reached and the full amount was received in February 2014.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and includes (c) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2014		Three Months Ended December 31, 2013
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	150,719	69,840	159,072	73,702
Vessel operating expenses	(42,294)	(19,719)	(45,016)	(20,949)
Depreciation and amortization	(23,260)	(11,798)	(28,004)	(14,140)

Income from vessel operations of equity accounted vessels	85,165	38,323	86,052	38,613

Interest expense – net	(19,257)	(8,964)	(22,638)	(10,609)
Realized and unrealized (loss) gain on derivative instruments	(18,448)	(6,124)	1,969	614
Other income (expense) – net	552	236	(477)	(16)

Net income / equity income of equity accounted vessels	48,012	23,471	64,906	28,602

Income from vessel operations	85,165	38,323	86,052	38,613
Depreciation and amortization	23,260	11,798	28,004	14,140
Direct finance lease payments received in excess of revenue recognized	7,937	2,884	7,472	2,711
Amortization of in-process revenue contracts	(4,047)	(2,058)	(5,606)	(2,838)

Cash flow from vessel operations from equity accounted vessels	112,315	50,947	115,922	52,626

(1)

The Partnership’s equity accounted vessels for the three months ended December 31, 2014 and 2013 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and in-charters 24 vessels, including nine newbuildings, as at December 31, 2014, and 28 vessels, including 12 newbuildings, as at December 31, 2013; the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent in two LNG carrier newbuildings for BG acquired in June 2014; and the Partnership’s 50 percent interest in six LNG newbuildings in the joint venture between the Partnership and China LNG acquired in July 2014.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the fundamentals in the liquefied gas industry, including the number of additional orders required to meet demand by 2020; future growth opportunities and the effect on the Partnership’s operational results and distributable cash flow; expected future revenues of the Partnership; the expected delivery dates for the Partnership’s newbuilding vessels, commencement of related time charter contracts and the effect on the Partnership’s distributable cash flows; the estimated cost of building vessels; expected fuel-efficiency and emission levels associated with the MEGI engines; the Partnership’s ability to secure charter contract employment for the two currently unchartered LNG carrier newbuildings prior to their deliveries; the timing and certainty of exercising any of the Partnership’s existing options to order four additional MEGI LNG carrier newbuildings; and the timing of the start-up of the Yamal LNG project and the expected total LNG production capacity of the project, if completed. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard construction delays, newbuilding specification changes or cost overruns; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG, LPG or floating regasification projects; potential failure of the Yamal LNG project to be completed on time or at all for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; actual performance of the MEGI engines; failure by the Partnership to secure charter contracts for the two unchartered LNG carrier newbuildings; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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